NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS

AND

MANAGEMENT INFORMATION CIRCULAR

TO BE HELD ON JUNE 18, 2015

VANCOUVER, BRITISH COLUMBIA, CANADA

DATED: May 22, 2015

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Asanko’s proxy solicitation agent:

Laurel Hill Advisory Group

North American Toll-Free Number: 1-877-452-7184

Collect Calls Outside North America: 416-304-0211

Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR PROXY TODAY.

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ASANKO GOLD INC.

Suite 680, 1066 West Hastings Street

Vancouver, BC V6E 3T5

Telephone: (604) 683-8193 / Fax: (604) 683-8194

Toll Free: 1-800-863-8655

www.asankogold.com

NOTICE OF ANNUAL GENERAL MEETING

OF SHAREHOLDERS

The annual general meeting of Shareholders of Asanko Gold Inc. (the “Company”) will be held at Suite 1500 – 1055 West Georgia Street, Vancouver, British Columbia on Thursday, June 18, 2015 at 10:00 a.m., local time, (the “Meeting”) for the following purposes:

1.

To consider the audited financial statements of the Company for its fiscal year ended December 31, 2014 and the report of the auditor thereon which are available for download at www.sedar.com;

2.

To consider and if thought fit, set the number of directors at six;

3.

To elect directors of the Company for the ensuing year, and

4.

To appoint the auditor of the Company for the ensuing year and authorize the directors to fix their remuneration.

An Information Circular accompanies this Notice. The Information Circular contains details of matters to be considered at the Meeting. Shareholders of record on the Company’s books at the close of business on May 15, 2014 are entitled to notice of and to attend and vote at the Meeting or any adjournment thereof.  Pursuant to the Company’s governing documents, each common share is entitled to one vote.

Registered Shareholders who are unable to attend the Meeting in person and who wish to ensure their shares will be voted at the Meeting are asked to complete, date and sign the enclosed Form of Proxy, and deliver it in accordance with the instructions set out in the Form of Proxy and in the Information  Circular. Alternatively, the proxy may also be voted on-line, over the telephone or by fax by following the instructions provided therein. The completed proxy must be delivered to the office of Computershare Investor Services, 100 University Avenue, 8th Floor, Toronto, Ontario, M5J 2Y1, not less than 48 hours (excluding Saturdays and holidays) before the time fixed or any adjournment thereof at which the proxy is to be used.

Beneficial Shareholders who hold their shares through a bank, broker or other financial intermediary should carefully follow the instructions found on the Form of Proxy or Voting Instruction Form provided to them from their intermediary.

DATED at Vancouver, British Columbia, this 22nd day of May 2014.

BY ORDER OF THE BOARD

/s/ Peter Breese

Peter Breese

Director, President and CEO

If you have any questions and / or need assistance in voting your shares, please call Laurel Hill Advisory Group LLC at 1-877-452-7184 or via email at assistance@laurelhill.com

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TABLE OF CONTENTS

Page

GENERAL PROXY INFORMATION

4

Solicitation of Proxies

4

Appointment of Proxyholders

4

Voting by Proxyholder

4

Registered Shareholders

5

Beneficial Shareholders

5

Revocation of Proxies

7

NOTICE AND ACCESS

7

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

7

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

7

VOTES NECESSARY TO PASS RESOLUTIONS

8

ELECTION OF DIRECTORS

8

Occupation, Business or Employment of Directors

9

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

11

APPOINTMENT OF AUDITOR

12

CORPORATE GOVERNANCE

12

Constitution and Independence of the Board

12

Board Responsibilities

14

Orientation and Continuing Education

15

Ethical Business Conduct

15

Nomination of Directors

16

Assessments

18

COMPENSATION OF EXECUTIVE OFFICERS

19

Named Executive Officers

19

Compensation Discussion and Analysis

19

Short-term Incentives

20

Performance Graph

21

Long Term Incentive Plan

21

Summary Compensation Table

24

Incentive Plan Awards

25

Termination and Change of Control Benefits

26

Director Compensation

27

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

30

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INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

30

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

30

MANAGEMENT CONTRACTS

30

ADDITIONAL INFORMATION

31

OTHER MATTERS

31

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ASANKO GOLD INC.

Suite 680, 1066 West Hastings Street
Vancouver, BC  V6E 3X2
Telephone:  (604) 683-8193 / Fax: (604) 683-8194
Toll Free:  1-800-863-8655

MANAGEMENT INFORMATION CIRCULAR
as at May 22, 2014 (unless otherwise indicated)

This Management Information Circular (“Circular”) is furnished in connection with the solicitation of proxies by the management of Asanko Gold Inc. (“Asanko” or the “Company”) for use at the annual general meeting (the “Meeting”) of its shareholders to be held on June 18, 2015 at the time and place and for the purposes set forth in the accompanying notice of the Meeting.

In this Circular, references to “the Company,” “we”, “our” and “Asanko” refer to Asanko Gold Inc.  “Common Shares” means common shares without par value in the capital of the Company. "Registered Shareholders means shareholders whose names appear on the share register of the Company. “Beneficial Shareholders” means shareholders who hold their common shares with a bank, broker or other financial intermediary and “intermediaries” refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders. References to $ are to US dollars and references to C$ are to Canadian dollars.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company.  The Company will bear all costs of this solicitation.  We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard. Asanko has also retained Laurel Hill Advisory Group (“Laurel Hill”) to assist in connection with the Company’s communications with shareholders and solicitation of proxies. In connection with these services, Laurel Hill is expected to receive a fee of $35,000, plus reasonable out-of-pocket expenses. The costs of solicitation by management will be borne by the Company.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the “Proxy”) are officers and/or directors of the Company.  If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting.  You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for.  If you specify a choice

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with respect to any matter to be acted upon, your Common Shares will be voted accordingly.  The Proxy confers discretionary authority on the persons named therein with respect to:

(a)

each matter or group of matters identified therein for which a choice is not specified, other than the appointment of an auditor and the election of directors,

(b)

any amendment to or variation of any matter identified therein, and

(c)

any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the management appointee acting as a proxyholder will vote in favour of each matter identified on the Proxy and, if applicable, for the nominees of management for directors and auditors as identified in the Proxy.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person.  Registered Shareholders electing to submit a proxy may do so by:

(a)

completing, dating and signing the enclosed Proxy and returning it to the Company’s transfer agent, Computershare Trust Company of Canada, by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1 or by hand delivery at 2nd Floor, 510 Burrard Street, Vancouver, British Columbia, Canada V6C 3B9;

(b)

using a touch-tone phone to transmit voting choices to a toll free number.  Registered shareholders must follow the instructions of the voice response system and refer to the enclosed Proxy for the toll free number, the holder’s account number and the proxy access number; or

(c)

using the internet through the website of the Company’s transfer agent at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed Proxy for the holder’s account number and the proxy access number;

in all cases ensuring that the proxy is received at least 48 hours (excluding Saturdays, Sundays and holidays) before the Meeting or the adjournment thereof at which the proxy is to be used. Late proxies may be accepted or rejected by the Chairman of the Meeting in his or her discretion, however, the Chairman is under no obligation to accept or reject any particular late proxy. The Chairman of the meeting may waive this time limit for receipt of proxies without notice.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Company as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder’s name on the records of the Company.  Such Common Shares will more likely be registered under the names of intermediaries.  In the United States, the vast majority of such Common Shares are registered under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and

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custodian banks), and in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms).

Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders.  Every intermediary has its own mailing procedures and provides its own return instructions to clients. Beneficial Shareholders should ensure that instructions respecting the voting of their Common Shares are communicated in a timely manner and in accordance with the instructions provided by their intermediary. Your intermediary will not vote your shares without receiving instructions from you.

The form of proxy or voting instruction supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company.  However, its purpose is limited to instructing the intermediary on how to vote your Common Shares on your behalf.  Most brokers delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”) in the United States and in Canada.  Broadridge mails a Voting Instruction Form (“VIF”) in lieu of a Proxy provided by the Company.  The VIF will name the same persons as the Company’s Proxy to represent your Common Shares at the Meeting.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purpose of voting Common Shares registered in the name of its intermediary, a Beneficial Shareholder may attend the Meeting as a proxyholder for the intermediary and vote the Common Shares in that capacity. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), other than any of the persons designated in the VIF, to represent your Common Shares at the Meeting and that person may be you.  To exercise this right, insert the name of the desired representative (which may be yourself) in the blank space provided in the VIF.  The completed VIF must then be returned to Broadridge by mail or facsimile or given to Broadridge by phone or over the internet, in accordance with Broadridge’s instructions.  Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting and the appointment of any shareholder’s representative.  If you receive a VIF from Broadridge, the VIF must be completed and returned to Broadridge, in accordance with its instructions, well in advance of the Meeting in order to have your Common Shares voted or to have an alternate representative duly appointed to attend the Meeting and vote your Common Shares at the Meeting.

There are two kinds of beneficial owners: those who object to their name being made known to the issuers of securities which they own (called “OBOs” for Objecting Beneficial Owners) and those who do not object (called “NOBOs” for Non-Objecting Beneficial Owners). The Company may be utilizing the Broadridge QuickVote™ service to assist shareholders with voting their shares. NOBOs may be contacted by Laurel Hill to conveniently obtain a vote directly over the telephone.

Notice to Shareholders in the United States

The solicitation of proxies involve securities of an issuer located in Canada and is being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada.  The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada.  Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, certain of its directors and its executive officers are residents of Canada

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and a substantial portion of its assets and the assets of such persons are located outside the United States.  Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws.  It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder’s authorized attorney in writing, or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare Investor Services, or at the address of the registered office of the Company at 1500 Royal Centre, 1055 West Georgia Street, P. O. Box 11117, Vancouver, British Columbia, V6E 4N7, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)

personally attending the Meeting and voting the registered shareholder’s Common Shares.

Beneficial Shareholders should follow the instructions found on the Proxy or VIF provided to them from their intermediary.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

NOTICE AND ACCESS

The Company is not sending the Meeting Materials to Registered Shareholders or Beneficial Shareholders using notice-and-access delivery procedures defined under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer and National Instrument 51-102, Continuous Disclosure Obligations.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year end of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The board of directors of the Company (the “Board”) has fixed May 15, 2015 as the record date (the “Record Date”) for determination of persons entitled to receive notice of the Meeting.  Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

The Company is authorized to issue an unlimited number of Common Shares.  As of May 22, 2015, there were 196,845,607 Common Shares issued and outstanding, each carrying the right to one vote.  The

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Company is also authorized to issue an unlimited number of Preferred shares. There were no Preferred shares issued and outstanding as at May 22, 2014.

To the knowledge of the directors and executive officers of the Company, as at May 22, 2014, there were no persons or corporations that beneficially owned, directly or indirectly, or exercised control or direction over Common Shares carrying more than 10% of the voting rights attached to all outstanding Common Shares of the Company.

The following documents filed with the securities commissions or similar regulatory authority in each of the Provinces of Alberta, British Columbia, Saskatchewan, Manitoba, Ontario, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland at www.sedar.com are specifically incorporated by reference into, and form an integral part of, this Circular:

•

The audited financial statements of the Company for the financial year ended December 31, 2014, the auditor’s report thereon and the related management’s discussion & analysis (filed on SEDAR on March 17, 2015).

•

The Company’s Annual Information Form for the financial year ended December 31, 2014 (filed on SEDAR on March 17, 2015).

Copies of documents incorporated herein by reference also may be obtained by a Shareholder upon request without charge from the Company’s Corporate Secretary at Suite 680, 1066 West Hastings Street, Vancouver, BC, V6E 3X2,  Tel:  (604) 683-8193  Fax:  (604) 683-8194.

VOTES NECESSARY TO PASS RESOLUTIONS

A simple majority of affirmative votes cast at the Meeting is required to pass the resolutions described herein.

If there are more nominees for election as directors than there are vacancies to fill, those nominees receiving the greatest number of votes will be elected or appointed, as the case may be, until all such vacancies have been filled.  If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected or appointed by acclamation.

ELECTION OF DIRECTORS

The size of the Board of the Company is currently set at seven (7).  The Board proposes that the number of directors be set at six (6) as Mr. Peter Bradford is not standing for re-election. Shareholders will therefore be asked to approve an ordinary resolution that the number of directors be set at six.

The term of office of each of the current directors will end at the conclusion of the Meeting.  Unless the director’s office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) (“BCA”), each director elected will hold office until the conclusion of the next annual general meeting of the Company, or if no director is then elected, until a successor is elected.

Majority Voting Policy

The Board of the Company believes that each of its members should carry the confidence and support of its shareholders. Therefore, on May 27, 2013, the Company’s Board approved and implemented a majority voting policy (the “Majority Voting Policy”).   Nominees for election to the Board have agreed to abide by the Majority Voting Policy.  In accordance with the Majority Voting Policy: (a) any director not elected by at least a majority of votes cast for election, in an uncontested election, will promptly offer to submit his/her resignation; (b)  the Nominating and Governance Committee will make a

~ 10 ~

recommendation to the Board with respect to accepting or rejecting the resignation; (c) any director who has tendered his/her resignation may not participate in the deliberations of the Nominating and Governance Committee; (d) the Board will determine whether to accept or reject the resignation; (e) the Board is expected to accept the resignation except where extenuating circumstances would warrant the director remain in place; (f) the Board will issue a press release announcing its decision, and reasons for rejecting the resignation if applicable, within 90 days of the meeting in question.  The full text of the Majority Voting Policy is included in the Company’s “Corporate Governance Policies and Procedures Manual” available at www.asanko.com/s/corporategovernance.asp.

The following disclosure sets out the names of management’s six nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, each nominee’s principal occupation, business or employment, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercised control or direction, as at May 22, 2015.

Name of Nominee; Current Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled
Colin Steyn (3) Chairman and Director London, United Kingdom	Since October 15, 2012	1,719,459 Common Shares (3)
Peter Breese President and Chief Executive Officer Gauteng, South Africa	October 15, 2012	333,249 Common Shares
Shawn Wallace Director British Columbia, Canada	Since March 3, 2010	17,200 Common Shares
Gordon J. Fretwell Director British Columbia, Canada	Since February 24, 2004	208,600 Common Shares (4)
Marcel de Groot Director British Columbia, Canada	Since October 1, 2009	Nil Common Shares
Michael Price Director London, United Kingdom	Since February 6, 2014	Nil Common Shares

Notes:

(1)

The information as to principal occupation, business or employment and Common Shares beneficially owned or controlled is not within the knowledge of the management of the Company and has been furnished by the respective nominees.

(2)

None of the proposed nominees for election as a director of the Company are proposed for election pursuant to any arrangement or understanding between the nominee and any other person.

(3)

Mr Steyn holds these shares indirectly through a family trust.

(4)

Mr. Fretwell holds 6,300 of these Common Shares indirectly through his RRSP.

(5)

As of May 15, 2014, the directors and officers of the Company and their associates and affiliates, as a group beneficially owned, directly or indirectly, or exercised control or direction over, an aggregate of approximately 2,278,508 shares representing approximately 1.2% of the outstanding shares of the Company.

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Occupation, Business or Employment of Directors

Colin Steyn has over 30 years’ experience in the resource sector with particular expertise in the development of mining operations in southern Africa. He was previously President and Chief Executive Officer (“CEO”) of LionOre Mining International from 1999 to 2007, when it was acquired by Norilsk Nickel.  From 1996 to 2000, Mr. Steyn was a director of Centachrome, a worldwide metals marketing organization, and for five years prior to this was Executive Director in charge of Metallurgical Operations in Zimbabwe for Rio Tinto, where he started his career in 1979.

Mr. Steyn is not currently a director of any other public companies.

Peter Breese is the President and CEO of the Company.  Mr. Breese has over 25 years operational experience in the global mining industry, having predominantly worked across southern Africa (Ghana, South Africa, Botswana, Tanzania and Zimbabwe) and Australia in the gold, uranium, nickel, platinum and chrome sectors.  He has held a number of senior management positions in the TSX and ASX publicly listed companies, including CEO of Mantra Resources, before its US$1 billion acquisition by ARMZ, the 51.4% shareholder in Uranium One Inc., Chief Executive of Norilsk Nickel International, following its US$6 billion acquisition of LionOre, where he was Chief Operating Officer, as well as senior executive and board positions with Impala Platinum Holdings, Mimosa Mining Company, Zimasco and BCL.  He holds a PMD from Harvard Business School.

Mr. Breese is not currently a director of any other public companies.

Shawn Wallace is one of the original founding members of the Company and served as Chairman of the Company from March 2010 to February 2014.  He has spent the last twenty years as a consultant to many successful junior mining companies where he was instrumental in building first class mining exploration and development projects. Mr. Wallace is currently a director of Stratton Resources Inc. and Auryn Resources Inc.

Mr. Wallace is currently a director of the following other public companies:

Company and Position	Exchange	From	Until
Stratton Resources Inc., Chairman and Director	TSX.V	May 2011	Present
Auryn Resources Inc., President, CEO and Director	TSX.V	May 2013	Present

Gordon J. Fretwell holds a Bachelor of Commerce degree and graduated from the University of British Columbia in 1979 with his Bachelor of Law degree.  Formerly a partner in a large Vancouver law firm, Mr. Fretwell has, since 1991, been a self-employed solicitor (Gordon J. Fretwell Law Corporation) in Vancouver practicing primarily in the areas of corporate and securities law.  He currently serves on the board or is an officer of several public companies engaged in mineral exploration including Northern Dynasty Minerals Ltd., Coro Mining Corp. and Auryn Resources Inc.

Mr. Fretwell is currently a director of the following other public companies:

Company and Position	Exchange	From	Until
Northern Dynasty Minerals Ltd., Director	TSX, NYSE MKT	June 2004	Present
Coro Mining Corp., Director	TSX	January 2009	Present
Quartz Mountain Resources Ltd., Director	TSX.V	January 2003	Present
Auryn Resources Inc., Director	TSX.V	October 2013	Present

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Marcel de Groot is a founding partner and President of Pathway Capital Ltd. (“Pathway”), a Vancouver-based private venture capital corporation.  Companies Pathway has worked with include Peru Copper Inc., Nautilus Minerals Inc., and CIC Resources Inc.  Mr. de Groot is currently a director of Anthem United Inc. and is President and Director of Lowell Copper Ltd.  Mr. de Groot is also a co-founder and former Chairman of Luna Gold Corp., a former Director of Sandstorm Metals & Energy Ltd. (acquired by Sandstorm Gold Ltd.), a former Director of Underworld Resources Inc. (acquired by Kinross), and Esperanza Resources Corp. (acquired by Alamos Gold).  Mr. de Groot graduated from the University of British Columbia with a Bachelor of Commerce degree and articled with Grant Thornton LLP where he obtained the Chartered Accountant designation.

Mr. de Groot is currently a director of the following other public companies:

Company and Position	Exchange	From	Until
Lowell Copper Ltd., President and Director	TSX.V	June 2007	Present
Anthem United Inc., Director	TSX.V	April 2014	Present

Michael Price has over 35 years’ experience in mining and mining finance.  He is currently a non-executive director of Eldorado Gold Corp. and Buffalo Coal Corporation.  During his career, he has held senior positions at Barclays Capital, Societe General, and NM Rothschild and Sons.

Mr. Price is currently a director of the following other public companies:

Company and Position	Exchange	From	Until
Eldorado Gold Corporation, Director	TSX	May 2011	Present
Buffalo Coal Corporation, Director	TSX	October 2012	Present

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

None of the individuals named above is or has been within the past ten years a director, chief executive officer or chief financial officer of any company that:

(a)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer; or

(b)

was subject to a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer.

Except as disclosed below, none of the individuals named above is or has been within the past ten years, a director or executive officer of any company that, while that person was acting in that capacity or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or has, within the past ten years become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director.

~ 13 ~

Mr. Steyn was a director of Mirabela Nickel Limited (“Mirabela”) until January 11, 2014. On February 25, 2014, within a year of Mr. Steyn ceasing to be a director, Mirabela announced that it had entered into a legally binding plan support agreement (“PSA”) which established a framework for a proposed recapitalisation of Mirabela, subject to certain terms and conditions, as well as the appointment of Messrs. Madden, Rocke and Winterbottom of KordaMentha as joint and several voluntary administrators. Mirabela also announced that, under the PSA, the proposed recapitalisation will be effected through a recapitalisation and restructuring plan to be implemented through a deed of company arrangement in Australia and an extrajudicial reorganization proceeding to be filed by Mirabela Brazil before the competent Brazilian court.  Trading in securities of Mirabela on the Australian Securities Exchange has been suspended since October 9, 2013.

Gordon J. Fretwell was a director of Pine Valley Mining Corporation which, during the year following Mr. Fretwell’s resignation, filed for creditor protection under the Companies’ Creditors Arrangement Act. Mr. Fretwell was a director of TSX-V listed Lignol Energy Corporation (“Lignol”) until May 1, 2015.  Lignol went into receivership on August 22, 2014.

In addition, none of the individuals named above has been subject to:

(a)

any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)

any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable shareholder in deciding whether to vote for a nominee as director.

APPOINTMENT OF AUDITOR

The shareholders will be asked to approve the reappointment of KPMG LLP, Chartered Accountants, of 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 as auditor of the Company at a remuneration to be fixed by the Board. KPMG LLP has been auditor of the Company since August 23, 2011.

CORPORATE GOVERNANCE

Corporate governance refers to the policies and structure of the board of directors of a company, whose members are elected by and are accountable to the shareholders of the company.  Corporate governance encourages establishing a reasonable degree of independence of the board of directors from executive management and the adoption of policies to ensure the board of directors recognizes the principles of good management.  The Board is committed to sound corporate governance practices, as such practices are both in the interests of shareholders and help to contribute to effective and efficient decision-making.

This section sets out the Company’s approach to corporate governance and addresses the Company’s compliance with National Instrument 58-101 Disclosure of Corporate Governance Practices (“NI 58-101”).

Constitution and Independence of the Board

The Board is currently comprised of seven persons, of whom four are independent directors. After the Meeting four of the six directors will be independent. Directors are considered to be independent if they have no direct or indirect material relationship with the Company that could, or could be expected to, interfere with the proper exercise of their discretion as directors.  A “material relationship” is a

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relationship which could, in the view of the Company’s Board, be reasonably expected to interfere with the exercise of a director’s independent judgment.

The following table outlines the Company’s independent and non-independent directors, and the basis for a determination that a director is non-independent:

Name	Independent/Non-Independent
Colin Steyn	Independent
Peter Breese	Non-Independent Basis for determination: President and CEO
Shawn Wallace	Non-Independent Basis for determination: Held position of Executive Chairman, President and CEO until October 2012
Gordon Fretwell	Independent
Marcel de Groot	Independent
Peter Bradford	Non-Independent Basis for determination: Held position as President and CEO of PMI Gold Corporation until February 2014.
Michael Price	Independent

Other Directorships

See disclosure under “Election of Directors”.

Meeting Attendance

The Board facilitates its independent supervision over management by holding regular meetings of the Board to discuss the operations of the Company.

The Board understands the need for it to maintain a significant degree of independence from management. The independent members of the Board meet without management once after every quarterly Board meeting.  For the year ended December 31, 2014, the Company held a total of four formal Board meetings but its members were in frequent communication via email and other means.

The attendance record of directors for the formally convened Board meetings held during fiscal 2014 is as follows:

Attendance Record of Directors For the year ended December 31, 2014
Name	Board Meetings Attended	% of Board Meetings Attended
Colin Steyn	4 of 4	100%
Peter Breese	4 of 4	100%
Shawn Wallace	4 of 4	100%
Gordon Fretwell	4 of 4	100%
Marcel de Groot	4 of 4	100%
Michael Price	4 of 4	100%
Peter Bradford	4 of 4	100%

~ 15 ~

Board Responsibilities

The Board has overall responsibility for the stewardship of the Company.  The Board has made public its “Corporate Governance Policies and Procedures Manual” (the “Corporate Governance Manual”) which was adopted effective April 22, 2009 and amended May 27, 2013.  A copy of the Corporate Governance Manual is available at http://www.asanko.com/about-us/governance.

The Board Responsibilities include:

(a)

To oversee management of the Company and, in doing so, at all time to serve the best interests of the Company on behalf of its shareholders

(b)

To exercise business judgment in discharging their fiduciary duties of care, loyalty and candour, acting on behalf of the shareholders in the best interests of the Company.

(c)

To know and understand the Company and its business by becoming and remaining informed about the Company and all aspects of its business.

(d)

To determine and design and implement effective systems of control and gathering of information for periodic and timely reporting on important matters concerning the Company’s business, and to periodically review and monitor the integrity of such systems.

(e)

To establish and implement policies to protect the Company’s confidentiality and proprietary information from unauthorized or inappropriate disclosure, and to retain confidentiality of matters addressed in all Board discussions and proceedings.

(f)

To attend Board meetings and committee meetings on which they serve, devoting the necessary time, as frequently as required, to inform themselves of and discuss issues, and to properly discharge their responsibilities.

The Company’s Board is empowered by governing corporate law, the Company’s Articles and the Corporate Governance Manual to manage, or supervise the management of, the affairs and business of the Company.

The Board performs its functions through quarterly and special meetings and has delegated certain of its responsibilities to those committees described below.  In addition, the Board has established policies and procedures that limit the ability of management to carry out certain specific activities without the prior approval of the Board.

Long-term strategies and annual operating and capital plans with respect to the Company’s operations are developed by Senior Management and reviewed and approved by the Board.

The Board, through the Audit Committee, has the responsibility to identify the principal risks of the Company’s business.  It works with management to implement policies to identify the risks and to establish systems and procedures to ensure that these risks are monitored.

The Board, through the Nominating and Governance Committee, reviews and discusses succession planning for senior management positions as part of the Company’s planning process.  The Board has, together with the CEO, developed a written position description for the CEO.  As well, the Board meets at least quarterly with the CEO to review and approve the CEO’s quarterly and annual objectives.

The Board has delegated responsibility for communication with the public and the Company’s shareholders to its Disclosure Committee.  Section 9 – Policy and Procedures Relating to Certificate of

~ 16 ~

Annual and Interim Filings and Disclosure Controls and Procedures of the Corporate Governance Manual explains the procedures in place that ensure proper dissemination of news releases, and that those shareholders who request information about the Company receive it in a timely manner.  Inquiries by shareholders are directed to and dealt with by Senior Management.

The Board has delegated responsibility for the integrity of internal controls and management information systems to the Audit Committee.  The Company’s external auditors report directly to the Audit Committee.  In its regular meetings with the external auditors, the Audit Committee discusses, among other things, the Company’s financial statements and the adequacy and effectiveness of the Company’s internal controls and management information systems.

Orientation and Continuing Education

As part of the orientation program, new directors meet with senior management to discuss the business of the Company, Board policies and historical and current operating and financial information, and may tour selected offices of the Company.  See Section 11 – Board Guidelines in the Corporate Governance Manual for more information.

Ethical Business Conduct

The Board has adopted a written Code of Ethics which is available on the Company’s website at http://www.asanko.com/about-us/governance, included within Section 6 – Code of Business Conduct and Ethics in the Corporate Governance Manual.  The Company’s Code of Ethics clearly sets out the Company’s standard requirements for honest and ethical conduct of its directors, officers and employees pertaining to conflicts of interest, timely disclosure, compliance with the law and accountability.  The Code of Ethics also clearly states the Company’s requirements for fair dealing, and its corporate position on:  conflicts of interest and corporate opportunities and gifts, confidentiality and corporate assets, intellectual property, reporting and the effects of violations.

The Board has a number of procedures in place designed to ensure that directors exercise independent judgement in a matter where a director or officer has a material interest.  Since there are two directors who are not independent (Peter Breese, President and Chief Executive Officer and Shawn Wallace, former Executive Chairman and CEO), there are limited circumstances where such an interest is of concern.  In those limited circumstances, the relevant director must declare his interest and refrain from voting, and the Nominating and Governance Committee considers the transaction in advance of its consideration by the Board.

Nomination of Directors

The Board’s Nominating and Governance Committee periodically reviews the size of the Board and any possible requirement for an increase or decrease in members of the Board.  It also recruits and reviews candidates for the position of director and selects the most appropriate for submission to the Board as a whole for consideration as a potential director nominee. Responsibilities of the Nominating and Governance Committee include:

(a)

To recommend to the Board the criteria for Board membership. In making its recommendation, the Committee considers the competencies and skills that the Board, as a whole, should possess and the competencies and skills of each current director. The Committee reviews with the Board, on an annual basis, the requisite skills and criteria for Board members as well as the composition and size of the Board as a whole in order to ensure that the Board has the requisite expertise, that its membership consists of persons with sufficiently diverse and independent backgrounds, and that its membership consists of an appropriate mix of inside, outside and independent directors;

~ 17 ~

(b)

To identify and recommend to the Board individuals qualified to become Board members, consistent with criteria approved by the Board.  The Committee also recommends to the Board the nominees for election as directors at any meeting of shareholders and the persons to be appointed by the Board to fill any vacancies on the Board. The Committee may adopt procedures regarding director candidates proposed by the shareholders;

(c)

To recommend to the Board corporate governance and ethics principles and policies that are applicable to the Company. The Committee monitors legislation, regulatory policies and best industry practices dealing with corporate governance and, from time to time as it deems appropriate, reviews and reassesses the adequacy of the Company’s corporate governance principles and practices and recommend any proposed changes to the Board;

(d)

To consider questions of independence and possible conflicts of interest of members of the Board and of senior managers and make recommendations regarding such matters to the Board, including the criteria for determining director independence;

(e)

To annually recommend assignments to committees of the Board, including recommendations as to chairmen of committees of the Board, review and make recommendations to the Board concerning the types, duties, functions, size and operation of committees of the Board, review the adequacy of all Board committees charters and make recommendations to the Board for any changes to such charters;

(f)

To annually oversee evaluation of the Board and its committees to determine whether the Board, its members and its committees are functioning effectively; and to determine the nature of evaluation, supervise the conduct of evaluation and prepare an assessment of performance of the Board and its committees, to be discussed with the Board;

(g)

To manage Board and committee succession planning; and

(h)

To monitor communications with shareholders regarding matters of corporate governance.

The Board recognizes that gender diversity is a significant aspect of board diversity and acknowledges the important role that women with appropriate and relevant skills and experience play in contributing to diversity of perspective and effectiveness in the boardroom.  The Board has not set specific targets regarding gender representation (or other diversity-related targets) and instead is relying on the Nominating and Governance Committee to consider all relevant factors in making recommendations on board appointments.

See Section 3 – Charter of the Nominating and Governance Committee in the Company’s Corporate Governance Manual, at http://www.asanko.com/about-us/governance.  Current members of the Nominating and Governance Committee are Gordon Fretwell (Chairman), Colin Steyn and Peter Bradford.

Audit Committee

The Audit Committee has a charter, a copy which is available on the Company’s website at http://www.asanko.com/about-us/governance, included within Section 1 – Charter of the Audit Committee in the Company’s Corporate Governance Manual.

The Audit Committee is composed of three independent directors, Marcel de Groot (Chairman), Gordon Fretwell and Michael Price.  All of the members of the Audit Committee are financially literate.  See the Company’s Annual Information Form filed on SEDAR (www.sedar.com) on March 17, 2015 for further information.

~ 18 ~

Each member of the Audit Committee has:

•

an understanding of the accounting principles used by the Company to prepare its financial statements, and the ability to assess the general application of those principles in connection with estimates, accruals and reserves;

•

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can be reasonably expected to be raised by the issuer’s financial statements , or experience actively supervising individuals engaged in such activities; and

•

an understanding of internal controls and procedures for financial reporting.

The Board, through the Audit Committee, is responsible for the integrity of the internal control and management information systems of the Company.  The Audit Committee meets at least quarterly to review quarterly financial statements and management’s discussion and analysis and meets at least once annually with the Company’s external auditor.  The Audit Committee discusses, among other things, the annual audit, the adequacy and effectiveness of the Company’s internal control and management information systems and management’s discussion and analysis and reviews the annual financial statements with the external auditor.

Compensation Committee

The Compensation Committee is composed of three independent directors, Peter Bradford (Chairman), Marcel de Groot and Colin Steyn. All of the members of the Compensation Committee are financially literate.

The Compensation Committee’s mandate and responsibilities are detailed in Section 2 – Charter of the Compensation Committee in the Company’s Corporate Governance Manual, available on the Company’s website at http://www.asanko.com/about-us/governance, and include:

(a)

Recommendation to the Board of the form and amount of compensation to be paid by the Company to directors for service on the Board and on Board committees.  The Committee reviews director compensation at least annually;

(b)

Annual review of the Company’s base compensation structure and the Company's incentive compensation, stock option and other equity-based compensation programs and recommendation of changes in or additions in such structure and plans to the Board as needed;

(c)

Recommendation to the Board the annual base compensation of the Company's executive officers and senior managers (collectively the "Officers");

(d)

Recommendation to the Board the range of increase or decrease in the annual base compensation for non-Officer personnel providing services to the Company;

(e)

Recommendation to the Board about annual corporate goals and objectives under any incentive compensation plan adopted by the Company for Officers and non-Officer personnel providing services to the Company, and establish incentive compensation participation levels for Officers and non-Officer personnel providing services to the Company under any such incentive compensation plan.  In determining the incentive component of compensation, the Committee will consider the Company’s performance and relative shareholder return, the values of similar incentive at comparable companies and the awards given in past years;

~ 19 ~

(f)

Evaluation of the performance of Officers generally and in light of annual corporate goals and objectives under any incentive compensation plan and recommendation to the Board incentive compensation payable to Officers under any such incentive compensation plan;

(g)

Periodic review with the Chairman and Chief Executive Officer their assessments of corporate officers and senior managers and succession plans, and make recommendations to the Board regarding appointment of officers and senior managers;

(h)

Oversight of performance evaluation and incentive compensation of non-Officer personnel providing services to the Company;

(i)

Administration of the Company's stock option and other equity based compensation plans and determining the annual grants of stock options and other equity based compensation; and

(j)

Recommendation to the Nominating and Corporate Governance Committee of the qualifications and criteria for membership on the Committee.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management and the strategic direction and processes of the Board and its committees.  This function is carried out by the Nominating and Governance Committee whose evaluations and assessments are used in connection with its duty of evaluating and recommending persons as nominees for the position of Director of the Company.

Planned Reorganization of Board Committees

In part as a consequence of the retirement of Mr Bradford immediately prior to the Meeting, the Board is planning to reorganize the Committees by combining the Nominating and Governance Committee with the Compensation Committee given that the Board will be smaller and the nomination of qualified candidates and compensation have many common issues. In addition to the new “Nominating, Governance and Compensation Committee”, a new “Operations, Safety, Health and Environment Committee” will be established with a dedicated operational focus. The membership and charters for these two new Committees are currently being determined and will be confirmed in future public reports after the date of the Meeting.

COMPENSATION OF EXECUTIVE OFFICERS

Named Executive Officers

In this section “Named Executive Officer” (“NEOs”) means the President and CEO, the Chief Financial Officer (“CFO”) and each of the three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total compensation was more than $150,000, as well as any additional individuals for whom disclosure would have been provided except that the individual was not serving as an executive officer of the Company at the end of the most recently completed financial year.

Peter Breese, President and CEO, Greg McCunn, CFO and Corporate Secretary, and Hugo Truter, General Manager Projects were each a “NEO” of the Company during the year ended December 31, 2014, for the purposes of the following disclosure.

~ 20 ~

Compensation Discussion and Analysis

The Compensation Committee has assessed the Company’s compensation plans and programs for its executive officers to ensure alignment with the Company’s business plan and to evaluate the potential risks associated with those plans and programs.  The Compensation Committee has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Company.  The Compensation Committee considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

The Company has not adopted a policy restricting its executive officers or directors from purchasing financial instruments that are designated to hedge or offset a decrease in market value of equity securities granted as compensation or held, directly or indirectly, by its executive officers or directors.  To the knowledge of the Company, none of the executive officers or directors has purchased such financial instruments.

The function of the Compensation Committee generally is to assist the Board in carrying out its responsibilities relating to executive and director compensation, including reviewing and recommending director compensation, overseeing the Company’s base compensation structure and equity-based compensation programs, recommending compensation of the Company’s officers and employees, and evaluating the performance of officers generally and in light of annual goals and objectives.

The Board assumes responsibility for reviewing and monitoring the long-range compensation strategy for the senior management of the Company although the Compensation Committee guides it in this role. The Company’s Compensation Committee receives independent competitive market information on compensation levels for executives.

Philosophy and Objectives

The compensation program for the senior management of the Company is designed to ensure that the level and form of compensation achieves certain objectives, including:

(a)

attracting and retaining talented, qualified and effective executives;

(b)

motivating the short and long-term performance of these executives; and

(c)

better aligning their interests with those of the Company’s shareholders.

In compensating its senior management, the Company has employed a combination of base salary, short-term incentive plan (“STIP”) and long-term incentive plan (“LTIP”) although no LTIP cash benefits were awarded in 2014 and the Company does not have a pension plan. A pre-requisite for this is that the Company should be remunerating in the upper quartile of its peer group and for that to happen there are a number of key themes that need to be taken into account when delivering a “Total Remuneration Package”.

These themes are:

•

That remuneration should be based on measurable personal performance milestones and not simply related to organisational membership. Upper quartile remuneration is a significant statement of intent but is not provided for simply ‘coming to work’ and must be strongly linked to the delivery of shareholder value and high individual performance. To that end a robust Performance Management program has been implemented.

•

That remuneration policies should include base salary, STIP and LTIP.

~ 21 ~

•

That the STIP and the LTIP should be linked to the Company’s strategy and to Individual and Company Key Performance Indicators (“KPI’s”) in order to achieve the Company’s goals and ensure alignment with Shareholder interests.

•

That remuneration must be based on an approved and well-designed corporate structure that is implemented to meet the key corporate goals of the organisation. This must include an appropriate job grading system with matching remuneration policies.

•

That remuneration and a corporate structure must not be based on individuals as such but on the strategic and operating needs of a business.

Short-term Incentives

As a general guideline the Company has implemented 5 levels of work in the business. These 5 levels are being used as a basis for the STIP, as follows:

POSITIONS	LEVEL OF WORK	SHORT TERM INCENTIVE PLAN (% of base salary)
CEO, CFO	5	50.0%
Group Executives and GM’s	4	40.0%
Senior Managers	3	30.0%
Managers	2	22.5%
Operations and Administration Personnel	1	15.0%

The STIP for all employees of the Company and its subsidiaries was based on the actual achievements made during the period January 2014 to December 2014 inclusive.  A review of the Board approved objectives was held by the Compensation Committee, to determine amounts payable to the Company’s Named Executive Officers under the Short Term Incentive Plan.

The STIP is subject to annual revision and Board of Directors approval and applies to the calendar year 2014 only. The Board of Directors reserves the right to change or retract this scheme at any time they may deem necessary. The summary compensation table below, shows the amount of STIP paid to the NEOs in 2014.

Measurable goals for the 2014 STIP involved specific milestones for progress at the Company’s Asanko Gold Mine Project in Ghana. These included for example, completion of the optimized Esaase and Obotan integration study, completion of an updated resource estimate, completion of all aspects of permitting, commencement of mine construction, achievement of exploration success, employee health and safety goals and general business development milestones.

~ 22 ~

Performance Graph

The following graph compares the cumulative total shareholder return on the Common Shares for the six most recently completed financial years against the return of the S&P/TSX Composite Total Return Index and the NYSE MKT (AMX) Composite Index based on a $100 investment for that period.

Notes:

(1)

The Company moved from the TSX Venture Exchange to the Toronto Stock Exchange on December 20, 2008.

(2)

The Company commenced trading on NYSE MKT on January 2, 2008.

(3)

The Company changed its financial year end from March 31 to December 31, effective December 20, 2012.

Long Term Incentive Plan

The only long term incentive Plan (LTIP) plan which the Company currently has in place is the Company’s share option plan (the “Option Plan”) which was adopted by the board of directors of the Company and approved by shareholders on June 19, 2014.

The Option Plan was established to provide incentive to qualified parties to increase their proprietary interest in the Company and thereby encourage their continuing association with the Company.  The Option Plan is administered by the Company’s Board and provides that options will be issued to directors, officers, employees or consultants of the Company, or a subsidiary of the Company.  The Option Plan is referred to as a “rolling plan” and provides that the number of Common Shares issuable under the Option Plan, together with all of the Company's other previously established or proposed share compensation arrangements, may not at any time exceed 10% of the total number of issued and outstanding Common Shares, however this base of shares increases as options are granted and exercised.

Material Terms of the Option Plan

The following is a summary of the material terms of the Option Plan:

(a)

Persons who are directors, officers, employees, consultants to the Company, its subsidiaries or its affiliates, or who are employees of a management company providing services to the Company are eligible to receive grants of options under the Option Plan.

~ 23 ~

(b)

Options may be granted only to a person or to a company that is wholly-owned by persons eligible for an option grant. If the option is granted to a company, the company must undertake that it will not permit any transfer of its shares, nor issue further shares, to any other individual or entity as long as the incentive stock option remains in effect without the consent of the TSX.

(c)

All options granted under the Option Plan will be exercisable only by the Optionee to whom they have been granted and the options are non-assignable and non-transferable, except in the case of the death of an Optionee, any vested option held by the deceased Optionee at the date of death will become exercisable by the Optionee’s lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such Optionee and the date of expiration of the term otherwise applicable to such Option.

(d)

Vesting of options is determined by the Board and subject to the following:

•

The Service Provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time or receiving a satisfactory performance review by the Company or any of its subsidiaries and Affiliates during the vesting period; or;

•

The Service Provider remaining as a director of the Company or any of its affiliates during the vesting period; or

•

If a Change of Control or Take Over Bid occurs, options which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the Change of Control or Take Over Bid;

(e)

All options granted under the Option Plan are exercisable for a period of up to five years.  If the expiry of an option occurs during a period in which participants are restricted from trading Common Shares, the expiry date will be extended to be the tenth business day following such blackout period;

(f)

The exercise price of the option is established by the Board at the time the option is granted, provided that the minimum exercise price shall not be less than the market price being the weighted average trading price of the Company’s shares on the TSX for the five trading days preceding the date of the grant.

(g)

In the case where a participant ceases to be eligible under the Option Plan to hold options, the participant may exercise any vested options for one year if such cessation is due to the death of the participant or otherwise for 90 days following the date that the participant cease to be eligible.  In the case where a participant is terminated for cause, such participant’s options will not be exercisable following the date of such termination;

(h)

The plan considers that there will be a change of control of the Company where one person owns or controls 20% or more of the Common Shares of the Company.  Upon such change of control, all outstanding options under the Plan will immediately vest and become exercisable by the participants of the Option Plan;

(i)

Subject to the policies of the TSX, the Option Plan may be amended by the Board without further shareholder approval to:

(i)

make amendments which are of a typographical, grammatical or clerical nature;

~ 24 ~

(ii)

change the vesting provisions of an option granted hereunder or the Option Plan;

(iii)

change the termination provision of an option granted hereunder or the Option Plan, which does not entail an extension beyond the original expiry date of such option;

(iv)

add a cashless exercise feature payable in cash or Common Shares;

(v)

make amendments necessary as a result in changes in securities laws applicable to the Company;

(vi)

make such amendments as may be required by the policies of such senior stock exchange or stock market if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX; and

(vii)

it may make such amendments as reduce, and do not increase, the benefits of the Option Plan to Optionees.

(j)

The Option Plan is subject to restrictions that:

(i)

the number of Common Shares issuable to Insiders as a group under the Option Plan, when combined with Common Shares issuable to Insiders under all the Company’s other Share Compensation Arrangements, may not exceed 10% of the issued Common Shares within any 12 month period;

(ii)

the number of Common Shares issuable to Insiders at any time as a group under the Option Plan, when combined with Common Shares issuable to Insiders under all the Company’s other Share Compensation Arrangements, may not exceed 10% of the Company’s issued Common Shares;

(iii)

options to purchase Common Shares granted to any one Consultant within any 12 month period may not exceed 2% of the issued Common Shares of the Company;

(iv)

the number of Common Shares, in aggregate, issuable to all Employees conducting Investor Relations Activities, in any 12 month period, must not exceed 2% of the issued and outstanding Common Shares of the Company;

(v)

all options granted to Consultants performing Investor Relations Activities must vest in stages over 12 months with no more than ¼ of the options vesting in any three month period;

(vi)

a reduction in the exercise price, extension of the term or cancellation and reissue of options requires approval of the disinterested shareholders of the Company; and

(vii)

the maximum aggregate number of Common Shares issuable upon exercise of Options to non-employee directors must not exceed 1% of the total common shares of the Company outstanding at any time and no more than $100,000 in total award value per non-employee director on an annual calendar basis.

Definitions:

An “Insider” is a director or an officer of the Company, a director or an officer of a company that is itself an Insider or a subsidiary of an Insider, or a person that has beneficial ownership of, and/or control or

~ 25 ~

direction, either directly or indirectly over, securities of the Company carrying more than 10% of the voting rights attached to all the Company’s outstanding voting securities.

An “Associate” means, if used to indicate a relationship with any person,

(a)

a partner, other than a limited partner, of that person,

(b)

a trust or estate in which that person has a substantial beneficial interest or for which that person serves as trustee or in a similar capacity,

(c)

an issuer in respect of which that person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the issuer, or

(d)

a relative, including the spouse, of that person or a relative of that person's spouse, if the relative has the same home as that person.

The Company relies solely on Board discussion without any formal objectives, criteria and analysis to determine option grants, which are then reviewed and, if determined acceptable, approved by the Compensation Committee.  The number of options granted is based on competitive industry standards of incentives, previous options granted, and extraordinary efforts.

Summary Compensation Table

The compensation paid to the NEOs during the Company’s three most recently completed financial years of December 31, 2014, December 31, 2013, and December 31, 2012 is as set out below and expressed in USD dollars unless otherwise noted:

Name and principal position	Year	Salary ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compensation ($)	Total compensation ($)
					Short-term incentive plans	Long-term incentive plans
Peter Breese (1) President and CEO	2014 2013 2012	500,000 500,000 104,168	Nil Nil Nil	536,537 Nil 1,099,512	250,000 237,500 65,000	Nil Nil Nil	Nil Nil Nil	12,000 Nil Nil	1,298,537 737,500 1,268,680
Greg McCunn (2) CFO and Corporate Secretary	2014 2013 2012	362,166 388,400 214,690	Nil Nil Nil	420,288 Nil 533,064	181,083 184,490 164,548	Nil Nil Nil	Nil Nil Nil	5,272 11,653 3,714	968,808 584,543 916,016
Tony Devlin (3) COO	2014 2013 2012	75,000 450,000 93,750	Nil Nil Nil	Nil Nil 1,007,886	Nil 146,250 60,000	Nil Nil Nil	Nil Nil Nil	20,467 7,504 Nil	95,467 603,754 1,161,636
Hugo Truter (4) Projects Executive	2014 2013 2012	380,000 380,000 63,334	Nil Nil Nil	348,749 43,505 587,074	152,000 142,500 40,000	Nil Nil Nil	Nil Nil Nil	12,000 Nil Nil	892,749 566,005 690,408

Notes:

(1)

Mr. Breese was appointed President and CEO on October 15, 2012.

(2)

Mr. McCunn was appointed CFO on April 4, 2011 and was appointed Corporate Secretary on September 25, 2012.

(3)

Mr. Devlin was appointed COO on October 15, 2012 and resigned from the Company in February 2014.

~ 26 ~

(4)

Mr. Truter was appointed Projects Executive, Projects on November 1, 2012.

Incentive Plan Awards

The following table sets out all option-based awards outstanding as at December 31, 2014, for each NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)
Peter Breese	600,000	3.75	10/16/17	Nil	Nil	Nil
	600,000	2.12	02/10/19	Nil	Nil	Nil
Greg McCunn	150,000	4.59	02/16/17	Nil	Nil	Nil
	320,000	3.74	06/07/17	Nil	Nil	Nil
	470,000	2.12	02/10/19	Nil	Nil	Nil
Hugo Truter	345,000	3.90	11/07/17	Nil	Nil	Nil
	45,000	2.42	05/21/18	Nil	Nil	Nil
	390,000	2.12	02/10/19	Nil	Nil	Nil

Note:

(1)

Calculated based on the market price of the underlying Common Shares on December 31, 2014 of C$1.80 and the exercise price of the option.

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2014, for each NEO:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Peter Breese	512,545	Nil	Nil
Greg McCunn	379,310	Nil	Nil
Hugo Truter	345,223	Nil	Nil

Note:

(1)

Compensation costs attributable to options granted to employees is measured at fair value at the date of grant using the Black-Scholes options pricing model. The fair value takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options, the expected volatility of the stock and the risk free interest rate.

Termination and Change of Control Benefits

Written employment agreements are in place between the Company and each of the NEOs. The NEOs are entitled to compensation from the Company in the event of termination without cause. In the event that a NEO’s employment agreement is terminated by the Company without cause, the Company must pay a severance payment. For Messrs. Breese and McCunn, the payment is equal to 12 months base salary plus benefits at the time of termination and to Mr. Truter the payment is equal to six months base salary plus benefits at the time of termination.

~ 27 ~

Each employment agreement also provides for a change of control of the Company. In the case of Messrs. Breese and McCunn, if a termination without cause or a resignation occurs within 12 months following the change of control then the NEO will be entitled to receive an amount equal to 24 months of the NEO’s monthly base salary, plus the monthly equivalent of the most recently paid annual bonus and any other monthly benefits. In the case of Mr. Truter, if a termination without cause occurs within 12 months following the change of control then the NEO will be entitled to receive an amount equal to 12 months of the NEO’s monthly base salary and any other monthly benefits. Additionally, in the event of a change in control, all of the NEOs outstanding options will immediately vest.

The estimated incremental payments from the Company to each of the NEOs on (i) termination without cause or (ii) termination without cause or resignation within 12 months following a change of control, assuming the triggering event occurred on December 31, 2014, are as follows:

NEO		Termination Without Cause	Change of Control
Peter Breese	Salary	$500,000	$1,000,000
	Bonus	Nil	$500,000
	Other	$19,500	$64,000
Greg McCunn	Salary	C$400,000	C$800,000
	Bonus	Nil	C$400,000
	Other	C$13,500	C$52,000
Hugo Truter	Salary	$190,000	$380,000
	Bonus	Nil	Nil
	Other	Nil	Nil

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEOs responsibilities.

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Director Compensation

The following section pertains to the compensation arrangements the Company has with each director, namely Colin Steyn, Gordon Fretwell, Shawn Wallace, Marcel De Groot, Peter Bradford (who is not standing for re-election in 2015) and Michael Price. Director fees are comprised of monthly retainers for serving on the Board of Directors and Board Committees.  Executive officers do not receive additional compensation for serving as directors.

During February 2014 and based on the recommendations of an independent consultant who was retained to provide a full review of the Board and Committee compensation with a full set of benchmark company comparisons, the Board approved for implementation a compensation structure whereby independent directors are to be remunerated for their services with flat rate annual fees during 2015, as follows:

C$
Chair of the Board	140,000
Audit Committee Chair	66,000
Compensation Committee Chair	60,000
Nominating and Governance Committee Chair	60,000
Base Retainer for a Directorship	50,000

The total compensation provided to the directors, excluding directors who are NEOs, for the Company’s most recently completed financial year of December 31, 2014 was:

Name	Fees earned ($)	Share-based awards ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Colin Steyn(1)	109,404	Nil	128,769	Nil	Nil	9,054	247,227
Gordon Fretwell	49,044	Nil	111,779	Nil	Nil	13,581	174,404
Shawn Wallace	55,834	Nil	111,779	Nil	Nil	Nil	167,613
Marcel de Groot	54,702	Nil	111,779	Nil	Nil	Nil	166,481
Peter Bradford (2)	37,726	Nil	22,356	Nil	Nil	Nil	60,082
Michael Price (3)	37,726	Nil	122,509	Nil	Nil	Nil	160,235

Note

(1)

Mr. Steyn was appointed Chairman of the Board on February 6, 2014.

(2)

Mr. Bradford became a director of the Company on February 6, 2014 in connection with the completion of the acquisition of PMI Gold Inc.

(3)

Mr. Price became a director of the Company on February 6, 2014 in connection with the completion of the acquisition of PMI Gold Inc.

~ 29 ~

The following table sets out the value vested or earned under incentive plans during the year ended December 31, 2014 for each director who is not also an NEO:

Name	Option-based awards – Value vested during the year ($) (1)	Share-based awards – Value vested during the year ($)	Non-equity incentive plan compensation – Value earned during the year ($)
Colin Steyn	142,361	Nil	Nil
Gordon Fretwell	100,880	Nil	Nil
Shawn Wallace	100,880	Nil	Nil
Marcel de Groot	100,880	Nil	Nil
Peter Bradford (2)	20,176	Nil	Nil
Michael Price (3)	110,565	Nil	Nil

Note:

(1)

Compensation costs attributable to options granted to employees is measured at fair value at the date of grant using the Black-Scholes model. The fair value takes into account a number of variables, including the exercise price of the award, the expected dividend rate, the expected life of the options, the expected volatility of the stock and the risk free interest rate.

(2)

Mr. Bradford became a director of the Company on February 6, 2014 in connection with the completion of the acquisition of PMI Gold Inc.

(3)

Mr. Price became a director of the Company on February 6, 2014 in connection with the completion of the acquisition of PMI Gold Inc.

~ 30 ~

The following table sets out all option-based awards and share-based awards outstanding as at December 31, 2014 for each director who is not also an NEO:

	Option-based Awards				Share-based Awards
Name	Number of securities underlying unexercised options (#)	Option exercise price (C$)	Option expiration date	Value of unexercised in-the-money options (C$)(1)	Number of shares or units of shares that have not vested (#)	Market or payout value of share-based awards that have not vested (C$)
Colin Steyn	56,000	2.81	08/14/18	Nil	Nil	Nil
	144,000	2.12	02/10/19	Nil	Nil	Nil
Gordon Fretwell	90,000	3.74	06/07/17	Nil	Nil	Nil
	125,000	2.12	02/10/19	Nil	Nil	Nil
Shawn Wallace	220,000	6.19	05/26/15	Nil	Nil	Nil
	125,000	4.59	02/16/17	Nil	Nil	Nil
	320,000	3.74	06/07/17	Nil	Nil	Nil
	125,000	2.12	02/10/19	Nil	Nil	Nil
Marcel de Groot	90,000	3.74	06/07/17	Nil	Nil	Nil
	125,000	2.12	02/10/19	Nil	Nil	Nil
Peter Bradford	210,000	2.58	06/12/18	Nil	Nil	Nil
	25,000	2.12	02/10/19	Nil	Nil	Nil
Michael Price	63,000	4.10	06/12/17	Nil	Nil	Nil
	137,000	2.12	02/10/19	Nil	Nil	Nil

Note:

(1)

Calculated based on the market price of the underlying Common Shares on December 31, 2014 of C$1.80 and the exercise price of the option.

Subsequent to December 31, 2014, the following options were granted to the non-NEO directors

Name	Options granted	Grant Date	Expiry Date	Option exercise price (C$)
Colin Steyn	80,000	January 22, 2015	January 22, 2020	$2.08
Gordon Fretwell	80,000	January 22, 2015	January 22, 2020	$2.08
Shawn Wallace	80,000	January 22, 2015	January 22, 2020	$2.08
Marcel de Groot	80,000	January 22, 2015	January 22, 2020	$2.08
Peter Bradford (2)	80,000	January 22, 2015	January 22, 2020	$2.08
Michael Price (3)	80,000	January 22, 2015	January 22, 2020	$2.08

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SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table sets out equity compensation plan information as at December 31, 2014.

Equity Compensation Plan Information

	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders (the Plan)	10,594,291	C$2.95	6,813,269
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	10,594,291	C$2.95	6,813,269

Note:

(1)

See heading “Compensation of Executive Officers” for Material Terns of the Option Plan.

(2)

As of May 22, 2014, the Company had 14,940,291 options outstanding and 4,744,269 available for future issuance, representing 7.6% and 2.4% of total shares issued and outstanding respectively.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end of the most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No informed person of the Company (generally speaking insiders and related parties of the Company) nor any proposed director of the Company, or any associate or affiliate of any informed person or proposed director, had any interest, direct or indirect, in any transaction since the commencement of the Company’s most recently completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or any of its subsidiaries other than as disclosed the December 20, 2013 management information circular mailed to shareholders in connection with the acquisition of PMI Gold which completed in early 2014. Certain insiders of the Company plus an associated group, Highland Park, purchased approximately $3 million of the $46 million share sale offering which completed in February, 2015 but these amounts are not considered material.

MANAGEMENT CONTRACTS

There are no management functions of the Company, which are to any substantial degree performed by a person or company other than the directors or executive officers of the Company.

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ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company’s annual information form and in the audited financial statements for the year ended December 31, 2014 and in the related management discussion and analysis and filed on SEDAR at www.sedar.com, along with additional information relating to the Company and are available upon request from the Company’s Secretary at Suite 680, 1066 West Hastings Street, Vancouver, BC V6E 3X2, Tel: (604) 683-8193,  Fax: (604) 683-8194.  Copies of documents will be provided free of charge to security holders of the Company.  The Company may require the payment of a reasonable charge from any person or company who is not a security holder of the Company, who requests a copy of any such document.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Circular.

The contents of this Circular and its distribution to shareholders have been approved by the Board of the Company.

DATED at Vancouver, British Columbia, this 22th day of May, 2014.

BY ORDER OF THE BOARD

/s/ Peter Breese

Peter Breese

Director, President and CEO

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